EXHIBIT 3.41

CERTIFICATE OF LIMITED PARTNERSHIP

OF

NEW ALENCO WINDOW, LTD.

ARTICLE I

The name of the limited partnership is New Alenco Window, Ltd. (the “Partnership”).

ARTICLE II

The registered office of the Partnership is 2929 Allen Parkway, Suite 2500, Houston, Texas 77019.  The registered agent of the Partnership at such address is Patrick M. Cahill.

ARTICLE III

The address of the principal office in the United States where records of the Partnership are to be kept and made available for inspection is 2929 Allen Parkway, Suite 2500, Houston, Texas  77019.

ARTICLE IV

The name of the initial sole general partner of the Partnership is Alenco Building Products Management, L.L.C.  The mailing address and the street address of the General Partner is 2929 Allen Parkway, Suite 2500, Houston, Texas  77019.

Executed this 23rd day of March, 2001

GENERAL PARTNER:

ALENCO BUILDING PRODUCTS MANAGEMENT, L.L.C.

By:/s/ Patrick M. Cahill
Patrick M. Cahill, Manager